Company Release - 04/24/2019

First Citizens Bank, Entegra Financial Corp. Announce Merger Agreement

RALEIGH, N.C. and FRANKLIN, N.C., April 24, 2019 -- First-Citizens Bank & Trust Company (First Citizens Bank) and Entegra Financial Corp. (Entegra) announced today the signing of a definitive merger agreement. Entegra provides deposit and loan services through its subsidiary, Entegra Bank.

The agreement provides for the acquisition of Franklin, N.C.-based Entegra Financial Corp. by First Citizens Bank, which is headquartered in Raleigh, N.C. The announcement was made jointly by Frank B. Holding Jr., chairman and chief executive officer of First Citizens Bank, and Roger Plemens, president and chief executive officer of Entegra.

The agreement has been approved by the boards of directors of both companies. The transaction is anticipated to close during the second half of 2019, subject to the receipt of regulatory approvals, the approval of Entegra's shareholders, and the satisfaction of other customary closing conditions. Under the terms of the agreement, (1) cash consideration of $30.18 per share will be paid to the shareholders of Entegra for each share of its common stock and for each restricted stock unit after conversion to common stock, (2) each Entegra option will be canceled and each option holder will receive a cash payment and (3) no consideration will be paid to First Citizens Bank or its affiliates as a result of their ownership of shares of Entegra’s common stock. As of today, First Citizens Bank and/or its affiliates own approximately 1.56% of Entegra’s outstanding common stock. The total transaction value, including termination fee, is anticipated to be approximately $219.8 million.

On January 15, 2019, Entegra announced it had entered into a definitive agreement to combine with SmartFinancial, Inc. (SmartFinancial) in a strategic merger of equals, in which each share of Entegra common stock would be converted into 1.215 shares of SmartFinancial common stock. Based on the closing price of SmartFinancial’s common stock of $18.40 on January 14, 2019, this implied a transaction value of $22.36 per share, or approximately $158.2 million. Subsequent to that announcement, First Citizens Bank approached Entegra and its advisors with a significantly higher price to acquire the company. Under the terms of its definitive agreement with SmartFinancial, the board of directors of Entegra exercised its right to enter into discussions with First Citizens Bank. Ultimately, the board determined that the cash consideration offer of $30.18 from First Citizens Bank was a superior proposal to the agreement with SmartFinancial, and pursuant to its fiduciary duties and, as permitted under its agreement with SmartFinancial, entered into an agreement with First Citizens Bank. Under the terms of the First Citizens Bank agreement with Entegra, First Citizens Bank will pay a termination fee of $6.4 million to SmartFinancial on behalf of Entegra, which Entegra was obligated to pay under its agreement with SmartFinancial upon the termination of that agreement by Entegra.

As of December 31, 2018, Entegra reported $1.6 billion in consolidated assets, $1.2 billion in deposits and $1.1 billion in loans.

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Entegra Bank opened in 1922 and is a state-chartered, full-service commercial bank with 18 offices and two loan production offices throughout Western North Carolina, Upstate South Carolina and North Georgia.

Customers should bank as they normally do at their existing branches, which will become part of First Citizens upon the completion of the merger.

Frank B. Holding Jr., chairman and chief executive officer of First Citizens, said: “First Citizens has a long and proud history in nearly all of these communities. We also share many core attributes with Entegra, including a commitment to service excellence and relationship banking. We look forward to building on the solid foundations both banks have established so that, together, we can better serve even more individuals and business.”

Roger Plemens, president and chief executive officer of Entegra Bank, said: “We are pleased to announce this combination with First Citizens, which shares our customer focus and community banking approach. Not only does this represent a significantly higher price for our shareholders, we also believe that First Citizens’ size and resources will present more opportunities in the future for our customers and communities.”

Sandler O’Neill + Partners, L.P. acted as financial advisor to Entegra in connection with this transaction. Raleigh-based Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP represented First Citizens in the transaction; Hunton Andrews Kurth LLP represented Entegra.

Additional Information

This communication may be deemed to be a solicitation of proxies in respect of the proposed acquisition of Entegra.  In connection with the proposed merger, Entegra will prepare and send a proxy statement to each of its shareholders in connection with a meeting of its shareholders at which shareholders will vote on approval of the merger. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THAT DOCUMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement and a proxy card will be mailed to each shareholder entitled to vote at the special meeting relating to the proposed acquisition.  Investors and shareholders may obtain a free copy of the proxy statement when it becomes available, and other documents filed by Entegra, at the website of the Securities and Exchange Commission (SEC), www.sec.gov.

About First Citizens Bank

Founded in 1898 and headquartered in Raleigh, N.C., First Citizens Bank serves customers at more than 550 branches in 19 states. First Citizens Bank is a wholly owned subsidiary of First Citizens BancShares, Inc. (Nasdaq: FCNCA), which has $35 billion in assets as of December 31, 2018. For more information, call toll free 1.888.FC DIRECT (1.888.323.4732) or visit www.firstcitizens.com. First Citizens Bank. Forever First®.

About Entegra Financial Corp. and Entegra Bank

Entegra Financial Corp. is the holding company of Entegra Bank. Entegra’s common stock trades on the Nasdaq Global Market under the ticker symbol “ENFC.” Entegra Bank operates a total of 18 branches located throughout the Western North Carolina counties of Cherokee, Haywood, Henderson, Jackson, Macon, Polk and Transylvania; the Upstate South Carolina counties of Anderson, Greenville and Spartanburg; and the North Georgia counties of Pickens and Hall. The bank also operates loan production offices in Asheville, N.C. and Clemson, S.C. For further information, visit the bank’s website: www.entegrabank.com.

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Participants in the Solicitation

Entegra and its directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from shareholders of Entegra in connection with the proposed acquisition. Information about Entegra’s directors and executive officers may be found in the definitive proxy statement for Entegra’s 2018 annual meeting of shareholders, filed by Entegra with the SEC on April 2, 2018. Additional information regarding the interests of these participants will also be included in the proxy statement regarding the proposed transaction when it becomes available.

Disclosures About Forward Looking Statements

This Press Release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of Entegra Financial Corp. and First Citizens Bank and their managements about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those described in the statements. Forward-looking statements in this Press Release include statements regarding Entegra Financial Corp’s and First Citizens Bank’s expectations regarding the benefits of the merger, other statements concerning opinions or judgments of Entegra Financial Corp. and First Citizens Bank and their managements about future events, future financial and operating results and their respective plans, objectives, and intentions, the benefits to First Citizens Bank and Entegra Financial Corp. of the proposed merger, and when the merger will be completed. The accuracy of such forward-looking statements could be affected by factors beyond Entegra Financial Corp.’s and First Citizens Bank’s control, including, but not limited to, the failure to obtain or delays in the receipt of regulatory and shareholder approvals that must be received before the merger may be completed, the failure to obtain or delays in the satisfaction or waiver of other conditions to the consummation of the merger, the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, disruption from the proposed mergers with customer, supplier, or employee relationships, the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, the risk of potential litigation or regulatory action related to the merger, general competitive, economic, political, and market conditions, and difficulties experienced in the integration of the businesses of Entegra Financial Corp.’s and First Citizens Bank. Additional factors that could cause actual results to differ materially from those anticipated by forward-looking statements will be discussed in Entegra Financial Corp.’s proxy statement for its special meeting of shareholders. Entegra Financial Corp. and First Citizens Bank undertake no obligation to revise or update these statements following the date of this Press Release.

Contacts:	Barbara Thompson	David Bright
	919.716.2716	828.524.7000
	First Citizens Bank	Entegra Financial Corp.

Source: First Citizens Bank; Entegra Financial Corp.

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